SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On October 3, 2006 till October 5, 2006, Scailex Corporation Ltd. (the “Company”) filed several reports with the Israeli Securities Authority and the Tel Aviv Stock Exchange, copies of which are attached hereto as Exhibits 99.1 through 99.7 and are incorporated herein by reference.

Exhibits:

Exhibit 99.1:	Data for the Company's CPA*

Exhibit 99.2:	Data on the Company's share capital*

Exhibit 99.3:	Data on senior positions within the Company*

Exhibit 99.4:	Data for the Company's treasury stock*

Exhibit 99.5:	Data for holdings of interested parties*

Exhibit 99.6:	Data for the shareholders register*

Exhibit 99.7:	Data for a director (who is not a corporation) or an individual serving on behalf of a corporation which is a director*

* Translation from Hebrew.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

October 6, 2006